FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements as of March 31, 2020 – Sect. 63 BYMA listing rules and regulations – Translation of a submission from Banco BBVA Argentina S.A to the CNV dated on June 8, 2020.

Buenos Aires, June 8, 2020

BOLSA DE COMERCIO DE BUENOS AIRES

25 de Mayo 347 2° piso

Autonomous City of Buenos Aires

Subject: Financial Statements as of March 31, 2020

Art. 63 – Regulation B.C.B.A.

Dear Sirs,

Regarding Banco BBVA Argentina S.A.’s financial statements for the period ended March 31, 2020, approved by our Board of Directors on June 8, 2020, as per Minutes No. 5265, and in compliance with the terms of applicable laws, we hereby submit the following information arising from the financial statements referred to above for the period then ended.

(Figures in thousands of Ps.)
1. Net Income for the Period

Net Income for the Period attributable to:

Controlling Company’s Shareholders	3,078,940
Non-controlling Interests	28,456
Total (a)	3,107,396

Other Comprehensive Income for the Period attributable to:

Controlling Company’s Shareholders	1,154,284
Non-controlling Interests	0
Total (b)	1,154,284

Total Comprehensive Income for the Period attributable to:

Controlling Company’s Shareholders	4,233,908
Non-controlling Interests	27,772
Total (a+b)	4,261,680

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

2. Shareholders’ Equity Breakdown
Capital Stock	612,710
Non-capitalized Contributions	20,893,825
Adjustments to Shareholders’ Equity	14,632,579
Reserves	47,241,771
- Legal Reserve	11,153,149
- Other Reserves	36,088,622
Unappropriated Retained Earnings	13,539,150
- Net Income for the Year	3,078,940
Other Comprehensive Income	(9,871,341)
Total Shareholders’ Equity attributable to Controlling Company’s Shareholders (c)	87,048,694
Total Shareholders’ Equity attributable to Non-controlling Interests (d)	1,726,320
Total Shareholders’ Equity (c+d)	88,775,014

On the other hand, please find below information on the number of book-entry common shares, with a face value of Ps. 1 and one voting right each, held by the Company’s controlling group as of March 31, 2020.

Shares	% over total capital stock
407,735,359	66.55%

The Company does not have share-convertible debt securities and/or stock options.

The Company’s controlling shareholder is Banco Bilbao Vizcaya Argentaria S.A., a company with domicile established at Plaza de San Nicolás, Number 4, 48005 Bilbao, Spain.

Yours faithfully,

Banco BBVA Argentina S.A.

MANUEL MANSILLA
Legal Representative

Banco BBVA Argentina S.A., Av. Córdoba 111 – Piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires,

CUIT Nro. 30-50000319-3, IGJ 18-09-14, N.17995, L.70, T.SA (T.O.).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: June 8, 2020	By:	/s/ Ernesto Gallardo Jimenez
	Name:	Ernesto Gallardo Jimenez
	Title:	Chief Financial Officer